UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the Month of January 2001

                    -----------------------------------------

                        Commission file number 001-15841

                                360networks inc.
                 (Translation of registrant's name into English)

                         1500-1066 West Hastings Street,
                          Vancouver, British Columbia,
                                 Canada V6E 3X1
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (604) 681-1994

                   -------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes |_| No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774).

This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. These risks, uncertainties and other factors may cause our actual results to differ materially from those projected by management. Such factors include, among others, the following: general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; our ability to access markets, design effective fiber optic routes, install cable and facilities and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and


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                                      -2-


permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; and other factors referenced in this Form 6-K. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.



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                                      -3-


                                360networks inc.
                    Index to Pro Forma Financial Information
                                   (Unaudited)


                                                                      Page
Pro Forma Condensed Consolidated Statement of Operations for
  the nine months ended September 30, 2000.........................      4
Notes to Pro Forma Condensed Consolidated Financial Information....      5

                                 360networks inc
            Pro Forma Condensed Consolidated Statement of Operations
                  For the nine months ended September 30, 2000
             (tabular amounts expressed in millions of U.S. Dollars,
                           except per share amounts)
                                   (Unaudited)



                                                         360networks inc
                                                           Nine months                                                 Pro forma
                                                              ended            GlobeNet                               Consolidated
                                                          September 30,    Six months ended      Acquisition          Statement of
                                                              2000           June 30, 2000       Adjustments           Operations
                                                                $                 $                  $                       $
                                                         ----------------  -----------------     ------------        --------------

Revenue..............................................               353                13             --                     366
Costs................................................               215                 4             --                     219
                                                         ----------------  -----------------     ------------        --------------
Gross profit.........................................               138                 9             --                     147
                                                         -----------------------------------                         --------------
Expenses
    Selling, general and administration..............                56                20             --                      76
    Stock-based compensation.........................               206                 9             --                     215
    Depreciation and Amortization....................                22                 1             14        4(i)          37
                                                         ----------------  -----------------     ------------        --------------
                                                                    284                30             14                     328
                                                                           -----------------     ------------        --------------

Interest expense.....................................                82                16             (1)       4(i)          97
Interest income......................................                45                14             --                      59
                                                         ----------------  -----------------     ------------        --------------
(Loss) income before income taxes and
  minority interest..................................              (183)              (23)           (13)                   (219)

Provision for income taxes...........................                15                --             --                      15
                                                         ----------------  -----------------     ------------        --------------
                                                                   (198)              (23)           (13)                   (234)

Minority interest....................................                 2                --             --                       2
                                                         ----------------  -----------------     ------------        --------------
Net (loss) income for the period.....................              (200)              (23)           (13)                   (236)
                                                         ----------------  -----------------     ------------        --------------

Basic loss per share.................................            (0.34)                                                     (0.37)
Diluted loss per share...............................            (0.34)                                                     (0.37)

Weighted average number of shares used to compute:
    Basic loss per share (millions)..................               683                                         4(ii)        710
    Diluted loss per share (millions)................               683                                         4(ii)        710



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                                      -5-


                                 360networks inc
                         Notes to pro forma consolidated
                              financial information
                               September 30, 2000
                                   (Unaudited)

1.   Nature and Purpose of Pro Forma Condensed Consolidated Statement of
     Operations

     The pro forma consolidated statement of operations of the Company for the nine months ended September 30, 2000 reflects the Company's acquisition of GlobeNet Communications Group Limited ("GlobeNet") as if the acquisition had occurred on January 1, 2000. The acquisition is described in Note 6 to our U.S. GAAP condensed consolidated financial statements for the period ended September 30, 2000 filed on Form 6-K dated November 14, 2000. In addition, note 5 to these pro forma condensed consolidated financial statements of operations explains certain changes in the capitalization of the company occurring after September 30, 2000.

2.   Basis of Presentation

     The unaudited pro forma condensed consolidated statement of operations has been prepared by management in accordance with generally accepted accounting principles in the United States and the pro forma assumptions and adjustments described in note 4.

     The unaudited pro forma statement of operations is based on the U.S. GAAP condensed consolidated statement of operations of the Company for the nine month period ended September 30, 2000 and the consolidated statement of operations of GlobeNet for the six months ended June 30, 2000 prepared under U.S. GAAP filed on Form 6-K dated November 14, 2000. The unaudited pro forma statement of operations should be read in conjunction with the historical financial statements and the accompanying notes of the Company and GlobeNet.

     The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the results that actually would have resulted if the transaction had been completed on the date indicated or the results which may be obtained in the future.

3.   Significant Accounting Policies

     The significant accounting policies used in the preparation of the pro forma consolidated condensed statement of operations include those disclosed in the consolidated financial statements of the Company.




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                                      -6-


                                 360networks inc
                         Notes to pro forma consolidated
                              financial information
                               September 30, 2000
                                   (Unaudited)

4. Pro Forma Assumptions and Adjustments for the Nine Month Period Ended September 30, 2000

     (i) Acquisition of GlobeNet

     The pro forma condensed consolidated statement of operations has been prepared to reflect the following adjustments and assumptions resulting from the acquisition of GlobeNet:

     o The elimination of the amortization of deferred financing costs of $1,000,000 included in GlobeNet's statement of operations as deferred financing costs were assigned a fair value of nil on the acquisition.

     o    The amortization of goodwill rising on the acquisition.

     o After June 30, 2000, the historical consolidated statement of operations of the Company includes the results of operations of GlobeNet.

     (ii) Pro forma basic and diluted loss per share

     The weighted average number of shares (in millions) used to compute pro forma basic and diluted loss per share is determined as follows:


                                                                                         Basic          Diluted
                                                                                      ----------      -----------
Weighted average number of shares used to compute historical basic and
    diluted loss per share......................................................           683             683
Purchase of GlobeNet............................................................            43              43
Less weighted average number of shares for the above noted pro forma transactions already included in the September 30, 2000 historical basic
    and diluted earrings per share..............................................           (16)            (16)
                                                                                      ----------      -----------
                                                                                           710             710
                                                                                      ==========      ===========

     The computation diluted loss per share excludes the effect of potential conversions of redeemable convertible preferred shares and the exercise of stock options which would be anti-dilutive.

5.   Pro Forma Capitalization as at September 30, 2000

The undernoted reflects the pro forma capitalization of the company as if the series 1 convertible preferred shares issued to Alcatel SA on October 31, 2000 for an aggregate consideration of $700 million had been issued on September 30, 2000.

The pro forma consolidated statement of operations does not reflect the 7.25% annual accretion calculated and compounded quarterly. If the preferred shares had been issued on January 1, 2000, the accretion would have amounted to $39 million which would be a charge against income available to common shareholders. This amount would have resulted in increasing the basic and diluted loss per share amounts to $0.43 per share.

                                                                                   September 30,    September 30,
                                                                                       2000              2000
                                                                                      Actual         As Adjusted
                                                                                   -------------    -------------
Debt (including current portion)
   Senior Credit Facility due 2003 to 2007.................................               350              350
   12 1/2% senior notes due 2005..............................................            175              175
   12% senior notes due 2009...............................................               500              500
   13% senior notes due 2008...............................................               758              758
   GlobeNet 360americas credit facility due 2005...........................               100              100
                                                                                   -------------    -------------
       Total debt..........................................................             1,883            1,883
                                                                                   =============    =============
Shareholders' Equity
   Series 1 Convertible Preferred Shares(1)................................                --              700
   Multiple Voting Shares..................................................                45               45
   Subordinate Voting Shares...............................................             2,443            2,443
   Other Capital Accounts..................................................                17               17
   Deficit.................................................................              (276)            (276)
                                                                                   -------------    -------------
                                                                                        2,229            2,229
                                                                                   -------------    -------------
       Total Capitalization................................................             4,112            4,812
                                                                                   =============    =============

----------

(1) In November 2000 the company also issued 700,000 Series 1 Convertible Preferred Shares for net proceeds of approximately $700 million to Alcatel.

                      GlobeNet Communications Group Limited
                 Index to Consolidated Financial Statements For
                       The Six Months Ended June 30, 2000
                                   (unaudited)


                                                               Page
                                                               ----
Consolidated Balance Sheets................................       9
Consolidated Statements of Operations......................      10
Consolidated Statements of Cash Flows......................      11
Notes to Consolidated Financial Statements.................      12


                      GlobeNet Communications Group Limited
                           Consolidated Balance Sheets
                                   (Unaudited)

                                  (in thousands of U.S. dollars, except share and per share amounts)

                                                                          June 30, 2000       December 31, 1999
                                                                                $                    $
                                                                          -------------       -----------------
Assets
Current assets
Restricted cash                                                               79,998              79,998
Accounts receivable (net of allowance of $224; 1999 - $224)                    2,395               2,096
Other receivables                                                                219                 150
Prepaid expenses and deposits                                                  1,871               1,632
                                                                          -------------       -----------------
                                                                              84,483              83,876

Restricted cash                                                              275,202             448,399
Fixed assets                                                                  50,736              49,148
Construction in progress                                                     266,340             98,062
Other assets                                                                  24,310              25,847
                                                                          -------------       -----------------
                                                                             701,071             705,332
Liabilities

Current liabilities
Accounts payable                                                              44,296              36,179
Accrued liabilities                                                           21,114              21,117
                                                                          -------------       -----------------
                                                                              65,410              57,296

Long-term debt                                                               400,000             400,000

Deferred revenue                                                               6,500               6,455
                                                                          -------------       -----------------
                                                                             471,910             463,751
                                                                          -------------       -----------------
Shareholders' Equity
Share capital
  Class B shares, 2,000 shares authorized, par value $1.50 each 1,000
    (1999 - nil) shares issued and outstanding                                     2                   2
  Common shares, 24,000,000 authorized, par value $1.50 each
    17,210,679 (1999 - 17,043,900) shares issued and outstanding              25,816              25,566

Additional paid-in capital                                                   256,759             246,866

Deficit                                                                      (53,416)            (30,853)
                                                                          -------------       -----------------
                                                                             229,161             241,581
                                                                          -------------       -----------------
                                                                             701,071             705,332
                                                                          =============       =================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GlobeNet Communications Group Limited
                      Consolidated Statements of Operations
                                   (Unaudited)

       (in thousands of U.S. dollars, except share and per share amounts)


                                                    Three months ended
                                                         June 30,           Six months ended June 30,
                                                   2000           1999            2000            1999
                                             --------------  -------------- --------------  ---------------
                                                    $               $              $               $

  Revenues
  Telecommunications services                       6,852          6,930           13,196         12,965
  IRU capacity                                         79             80              158            157
                                             --------------  -------------- --------------  ---------------
                                                    6,931          7,010           13,354         13,122
                                             --------------  -------------- --------------  ---------------
  Expenses
  Carrier charges                                   1,940          3,355            4,389          6,060
  General and administrative expenses              18,178          2,599           27,698          4,704
  Amortization of fixed assets                        680            409            1,368            815
                                             --------------  -------------- --------------  ---------------
                                                   20,798          6,363           33,455         11,579
                                             --------------  -------------- --------------  ---------------

  Operating (loss) income                         (13,867)           647          (20,101)         1,543
  Interest on long-term debt                        6,582            876           16,190          1,737
  Accrued contingent interest                          --            260               --            495
  Interest income                                  (6,675)           (33)         (13,785)          (116)
                                             --------------  -------------- --------------  ---------------

  Loss before income taxes and equity
    accounted for investments                     (13,774)          (456)         (22,506)          (573)

  Provision for income taxes                          (31)           (10)             (57)           (19)
                                             --------------  -------------- --------------  ---------------

  Loss before equity accounted for
    investments                                   (13,805)          (466)         (22,563)          (592)

  Loss from equity accounted for
    investments                                        --           (232)              --           (464)
                                             --------------  -------------- --------------  ---------------

  Net loss and comprehensive loss for the
    period                                        (13,805)          (698)         (22,563)        (1,056)
                                             ==============  ============== ==============  ===============
  Basic and fully diluted loss per common
    share (note 5)                                  (0.81)         (0.20)           (1.32)         (0.30)
                                             ==============  ============== ==============  ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GlobeNet Communications Group Limited
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

       (in thousands of U.S. dollars, except share and per share amounts)


                                                                                    Six months ended June 30,
                                                                                --------------------------------
                                                                                     2000             1999
                                                                                      $                $
                                                                                -------------    ---------------
  Cash provided by (used in)
  Operating activities
  Net loss for the period                                                         (22,563)          (1,056)
  Items not involving cash
     Amortization of fixed assets                                                   1,368              815
     Amortization of other assets                                                   2,094              160
     Loss from equity accounted for investments                                        --              464
     Accrued contingent interest                                                       --              495
     Compensatory share options                                                     9,246               --
  Net change in non-cash operating items
     Accounts receivable                                                             (299)          (1,035)
     Other receivables                                                                (69)             589
     Note receivable                                                                  (16)             (16)
     Prepaid expenses and deposits                                                   (239)            (263)
     Accounts payable                                                              (1,234)             461
     Accrued liabilities                                                              118            5,834
     Interest payable                                                                (121)             768
     Deferred revenue                                                                  45              (62)
                                                                                -------------    ---------------
                                                                                  (11,670)           7,154
                                                                                -------------    ---------------
  Financing activities
  Issuance of share options                                                           897                -
  Proceeds from issuance of long-term debt                                             --              500
  Payments of long-term debt                                                           --           (3,150)
  Deferred financing costs                                                           (616)          (1,001)
                                                                                -------------    ---------------
                                                                                      281           (3,651)
                                                                                -------------    ---------------
 Investing activities
  Restricted cash                                                                 173,197               --
  Purchase of fixed assets                                                         (2,956)          (6,851)
  Construction in progress                                                       (158,927)              --
  Change in other assets                                                               75                4
  Due from related party                                                               --            1,363
                                                                                -------------    ---------------
                                                                                   11,389           (5,484)
                                                                                -------------    ---------------

  Decrease in cash for the period                                                      --           (1,981)

  Cash - Beginning of period                                                           --            3,032
                                                                                -------------    ---------------
  Cash - End of period                                                                 --            1,051
                                                                                =============    ===============
  Interest and income taxes paid
  Interest                                                                         24,802              793
  Income taxes                                                                        104               11


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GlobeNet Communications Group Limited
                   Notes to Consolidated Financial Statements
                            (Unaudited) June 30, 2000



1.   Nature of operations

     GlobeNet Communications Group Limited (the "Company") provides international telecommunications services to both residential and commercial customers and is a provider of telecommunications capacity. The Company is currently developing a fibre optic submarine cable system called Atlantica-1 that will link Bermuda, North and South America and offer capacity between major cities in the United States, Bermuda, Brazil, Venezuela and Argentina. Atlantica-1 is currently being constructed.

     In November 1997, the Company deployed a fibre optic submarine cable system which connects Bermuda and the United States ("BUS-1"). The Company provides international telecommunications services to both residential and commercial customers in Bermuda through a subsidiary company, TeleBermuda International Limited ("TBI") through the BUS-1.

     On January 10, 1997, TBI was granted its public telecommunications service licence in Bermuda under the provisions of the Telecommunications Act, 1986 and the Public Telecommunication Service (Licence) Regulations, 1988 for a five-year term and began commercial operations in May 1997. TBI has an interconnection agreement with the Bermuda Telephone Company ("BTC"), the domestic carrier in Bermuda. No consideration was paid by the Company in relation to these agreements.

2.   Interim unaudited consolidated financial statements

     The unaudited consolidated balance sheet as at June 30, 2000 and the unaudited consolidated statements of operations for the six months ended June 30, 2000 and June 30, 1999 and the three months ended June 30, 2000 and June 30, 1999 and the unaudited consolidated statements of cash flows for the six months ended June 30, 2000 and June 30, 1999, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the results of the interim periods. All adjustments reflected in the consolidated financial statements are of a normal recurring nature. The data disclosed in the notes to the consolidated financial statements for these periods are also unaudited. Results for the three and six month periods ended June 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.

                      GlobeNet Communications Group Limited
                   Notes to Consolidated Financial Statements
                            (Unaudited) June 30, 2000


3.   Recent accounting pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. SFAS 133, as amended, requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. Management has not determined the impact of this statement on its financial position, results of operations and cash flows.

     FASB Interpretation No. 43, "Real Estate Sales - an interpretation of FASB Statement No. 66," was issued in June 1999. It clarifies the standards for recognition of profit on all real estate sales transactions, including those related to fibre optic cable that cannot be removed and used separately from the real estate without incurring significant costs. This interpretation is effective for all applicable transactions after June 30, 1999. However, no such transactions have been entered into after June 30, 1999 and we have not yet completed our analysis of the applicability or the impact of this statement on future transactions.

4.   Common share options

     During the six months ended June 30, 2000, the Board of Directors granted 477,521 options at an exercise price of $20.40 to employees and certain officers and directors. The difference between the market price and the exercise price on the grant date has been reflected as deferred compensation in shareholders' equity and has being amortized over the vesting period. As at June 30, 2000, as a result of the acquisition of the Company by 360networks inc., outstanding stock options covering 1,640,420 shares of common stock vested and were converted to stock options on common stock of 360networks inc. at a ratio of 1 to 2.51.

5.   Basic and fully diluted loss per common share

     The basic loss per common share is calculated using the weighted average number of common shares outstanding of 17,127,290 (1999 - 3,515,927). The weighted average number of common shares on a fully diluted basis is calculated on the same basis as the

                      GlobeNet Communications Group Limited
                   Notes to Consolidated Financial Statements
                            (Unaudited) June 30, 2000


basic weighted average number of shares as the Company is in a loss position and the effects of possible conversion would be anti-dilutive.

6.   Acquisition of the Company

     On June 20, 2000, a transaction was finalized whereby 360networks inc. acquired all of the common shares of GlobeNet in exchange for 360networks inc.'s subordinate voting shares at a ratio of 1 to 2.51.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       360networks inc.


                                       By:    /s/ Larry Olsen
                                              ----------------------------------
                                              Name:  Larry Olsen
                                              Title:  Chief Financial Officer

DATE: January 23, 2001